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19 44

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RECD S.E.C.
MAR 29 2002
503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Audobon Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street, 27th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sidney D. Wexler (212) 686-4300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney D. Wexler
(Name — *if individual, state last, first, middle name*)

10 East 40th Street, New York, NY 10016
(Address) (City) (State)

PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Dubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Audobon Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BARBARA A. BATAGELY
Notary Public, State of New York
No 01BA4900954
Qualified in Nassau County
Commission Expires July 13 2003

Barbara A. Batagely
Notary Public

Signature

Co-chairman
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
MAR 29 2002
313
SECTION

****

AUDOBON SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2001

****

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

AUDITED FINANCIAL STATEMENTS

pgm\dubswi.fin

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA
212/686-4300

LARRY GREENSTEIN, CPA

AUDITOR'S REPORT

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have audited the accompanying balance sheet of Audobon Securities, Inc. as of December 31, 2001, and the related statements of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audobon Securities, Inc. as at December 31, 2001, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement

of the computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by section 1.17 of the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SIDNEY D. WEXLER
Certified Public Accountant

New York, New York
March 25, 2002

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

212/686-4300

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have examined the financial statements of Audobon Securities, Inc. as of December 31, 2001 and have issued my report thereon dated March 25, 2002. As part of my examination I have made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and regulation 1.16(d) of the Commodity Futures Trading Commission. This study and evaluation included a review of the procedures for safeguarding customer and firm assets. In addition, I reviewed the practices and procedures followed by the company in making computations of the minimum financial requirements pursuant to the regulations of 1.17.

Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted standards and regulation 1.16(d) the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance that the cost of a system should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management. However, for the purpose of this report under regulation 1.16(d), for the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the benefit of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregations of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ending December 31, 2001, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all the weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believed to be material.



SIDNEY D. WEXLER, C.P.A.

New York, New York
March 25, 2002

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

AUDOBON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
CASH IN BANK	$	5,239,601
INVESTMENT IN SECURITIES - USTB (AT COST)	$	492,820
INVESTMENTS (AT COST)	$	270,300
ACCOUNTS RECEIVABLE	$	104,234
DUE FROM CLEARING BROKER	$	128,526,127
PREPAID EXPENSES	$	7,644
TOTAL CURRENT ASSETS	$	134,640,726
TOTAL ASSETS	$	134,640,726

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
ACCRUED EXPENSES PAYABLE	$	43,957
LOANS PAYABLE - DUBIN & SWIECA HOLDINGS, INC.	$	1,993,597
SECURITIES SOLD NOT YET PURCHASED	$	128,503,939
TOTAL CURRENT LIABILITIES	$	130,541,493
STOCKHOLDERS' EQUITY:		
COMMON STOCK NO PAR VALUE		
AUTHORIZED 3,000 SHARES		
ISSUED AND OUTSTANDING 100 SHARES	$	25,000
ADDITIONAL PAID IN CAPITAL	$	700,000
RETAINED EARNINGS	$	3,374,233
STOCKHOLDERS' EQUITY	$	4,099,233
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	134,640,726

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31,2001

INCOME:

COMMODITY INCOME	$	142,198
EQUITY INCOME	$	1,233,071
TRADING INCOME	$	1,560,684
OTHER INCOME	$	2,725
INTEREST INCOME	$	45,456
CAPITAL GAINS	$	78,219
TOTAL INCOME	$	3,062,353

OPERATING EXPENSES

OFFICERS SALARY	$	1,528,200
OFFICE SALARIES	$	99,776
ADVERTISING EXPENSE	$	35
BANK CHARGES	$	150
BUSINESS GIFTS	$	383
CHARITABLE DONATIONS	$	2,917
COMMISSIONS	$	24,315
CONFERENCES	$	549
DEPRECIATION EXPENSE	$	61,743
DUES AND SUBSCRIPTIONS	$	218
EMPLOYMENT AGENCY FEE	$	1,466
EQUIPMENT LEASING	$	569
FIDELITY BOND	$	3,766
FILING FEES	$	111
INSURANCE	$	3,807
MISCELLANEOUS EXPENSE	$	14
MOVING AND STORAGE EXPENSE	$	1,558
NYC CORPORATION TAX	$	83,621
NYS CORPORATION TAX	$	8,593
NYC RENT TAX	$	1,414
OFFICE EXPENSE	$	2,229
PAYROLL SERVICE FEES	$	162
PAYROLL TAXES	$	26,167
POSTAGE AND MESSENGERS	$	617
PROFESSIONAL FEES	$	15,913
RENT EXPENSE	$	34,149
REPAIRS AND MAINTENANCE	$	1,664
SALES AND USE TAX	$	8
TELEPHONE EXPENSE	$	1,411
TRAVEL AND ENTERTAINMENT	$	5,465
UTILITIES	$	324
TOTAL OPERATING EXPENSES	$	1,911,314
NET INCOME	$	1,151,039
RETAINED EARNINGS - JANUARY 1, 2001	$	2,223,194
RETAINED EARNINGS - DECEMBER 31, 2001	$	3,374,233

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2001

CASH - JANUARY 1, 2001	$	3,733,614
ADD: NET INCOME	$	1,151,039
DEPRECIATION	$	61,743
ACCOUNTS RECEIVABLE	$	4,836
SECURITIES SOLD NOT YET PURCHASED	$	2,812
ADDITIONAL PAID IN CAPITAL	$	700,000
TOTAL SOURCE	$	5,654,044
LESS: PREPAID EXPENSES	$	510
ACCRUED EXPENSES PAYABLE	$	161,809
LOANS PAYABLE - DUBIN & SWIECA HOLDINGS, INC	$	252,124
TOTAL APPLICATION	$	414,443
CASH - DECEMBER 31, 2001	$	5,239,601

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - NAME CHANGE

Dubin & Swieca Securities, Inc., filed with the State of Delaware on August 25, 1997, a Certificate of Amendment of Certificate of Incorporation, to change its name to Audobon Securities, Inc., and it was granted.

NOTE 2 - ORGANIZATION

Audobon Securities, Inc. ("Company") was granted approval as a broker-dealer in securities under the Securities Exchange Act of 1934 by the Securities and Exchange Commission on December 1, 1989. The Company was incorporated in Delaware on June 21, 1989 for the purpose of engaging in the various activities of the securities business.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires maintenance of minimum net capital. At December 31, 2001 the Company had net capital of $2,395,386, which was $2,259,542 in excess of its required net capital of $135,844.

NOTE 4

The Company has elected to be treated as a Subchapter "S" corporation for Federal and New York State tax purposes. All income and losses will be taxed to the stockholders individually. New York City does not recognize the Subchapter "S" corporation and therefore, the corporation is liable for any taxes which may be due.

NOTE 5

All common stock is owned by Henry Swieca and Glenn Dubin who are also the company's Managing Directors. The stock has no "Stated Value". It's value on the financial statements reflects the amounts contributed by the shareholders prior to commencing operations. In 2001, the shareholders contributed an additional paid in capital of $700,000.

NOTE 6

The company is a member of the National Futures Association, a self-regulatory organization. The company is required by the NFA to meet certain capital requirements, and to make certain financial disclosures. Management asserts that all requirements have been met.

AUDOBON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 7

These financial statements have been prepared under the accrual method of accounting. For tax purposes, the company has elected to report its income and expenses under the cash accounting method.

NOTE 8

The loans payable to Dubin & Swieca Holdings, Inc. in the amount of $1,993,597 represent excess expenses paid by them on behalf of the company as of December 31, 2001. All common expenses incurred by Audobon Securities, Inc., Highbridge Capital Management, LLC, and Dubin & Swieca Capital Management, LLC are paid for by Dubin & Swieca Holdings, Inc. As the principals of Audobon Securities, Inc. and Dubin & Swieca Holdings, Inc. are the same principals, therefore, there is no interest due on these advancements.

NOTE 9

The company has a lease at its present office located at 9 West 57th Street, New York, New York, which expires in the year 2011. The company is not in arrears on its lease at this time.

NOTE 10 - LITIGATION

The General Counsel of Audobon Securities, Inc. has informed us that there are no lawsuits or litigations pending or ongoing at the present time.

NOTE 11 - DUE FROM CLEARING BROKER AND SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased represent listed equity securities that have been sold short and are valued at current market prices. Hedging such short sales is a put-call contract with a broker which represents the entire portfolio of securities sold short. The company earns interest from the broker on the proceeds received from the short sale. The put-call contract and the proceeds from the short sales are included in Due From Clearing Broker on the accompanying Statement of Financial Condition. The Clearing Broker is Bear Stearns Securities Corp.

AUDOBON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31,2001

STOCKHOLDERS' EQUITY - JANUARY 1, 2001	$ 2,248,194
NET INCOME	$ 1,151,039
ADDITIONAL PAID IN CAPITAL	$ 700,000
STOCKHOLDERS' EQUITY - DECEMBER 31, 2001	$ 4,099,233

AUDOBON SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2001

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 4,099,233
LESS: NONALLOWABLE ASSETS:	
INVESTMENTS	$ 270,300
ACCOUNTS RECEIVABLE	$ 18,423
PREPAID EXPENSES	$ 7,644
TOTAL NONALLOWABLE ASSETS	$ 296,367
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	$ 3,802,866
HAIRCUTS ON SECURITIES:	
OTHER SECURITIES	$ 1,407,480
ADJUSTED NET CAPITAL	$ 2,395,386
MINIMUM NET CAPITAL REQUIREMENTS	$ 135,844
EXCESS NET CAPITAL	$ 2,259,542

THERE EXISTED NO MATERIAL DIFFERENCES BETWEEN AUDOBON SECURITIES, INC.'S COMPUTATION OF NET CAPITAL ON THE AMENDED UNAUDITED PART 11A AND MY COMPUTATION.